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October 11, 2019

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences Division of Corporation Finance United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attn: Tom Jones Tim Buchmiller

Re:	Viveve Medical, Inc. Registration Statement on Form S-1 Filed September 5, 2019 File No. 333-233639

Ladies and Gentlemen:

This letter is being submitted on behalf of Viveve Medical, Inc. (the “Company”) in response to the comment contained in the letter dated October 2, 2019 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott Durbin, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 that was submitted on September 5, 2019. The Company is concurrently filing an Amendment No. 1 to the Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

All page references in the Company’s response below are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Tim Buchmiller of the Commission.

Registration Statement on Form S-1 filed September 5, 2019

Calculation of Registration Fee table, page i

1.

When relying on Rule 457(o), except when using the unallocated shelf procedure available to issuers that are primary eligible to use Form S-3, the aggregate dollar amount associated with each class of securities offered must be disclosed in the "Calculation of Registration Fee" table. See Section II.A.2.a of SEC Release No. 33-7168 (May 11, 1995) and the Note to the Calculation of Registration Fee section of Form S-1. Please revise your fee table to include the proposed maximum aggregate offering price for each class of securities offered.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and shall provide the requested information in a subsequent amendment once the estimated offering size and price for each class of securities has been determined.

United States Securities and Exchange Commission

October 11, 2019

Description of Capital Stock, page 8

2.

We note that your forum selection provision in Section 8 of your amended and restated bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly and prominently describe the provision. Describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 of the Amendment to clarify that the Delaware choice of forum provision in the Company’s bylaws does not apply to any actions arising under the Securities Act or the Exchange Act, and to describe the potential risks or other impacts to investors related to the Delaware choice of forum provision.

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United States Securities and Exchange Commission

October 11, 2019

If you require additional information, please telephone the undersigned at (212) 813-8966.

Sincerely, /s/ Michael Maline Michael Maline

Enclosures:

cc:	Scott Durbin, Viveve Medical, Inc.

Jim Robbins, Viveve Medical, Inc.

Mitch Bloom, Goodwin Procter LLP